[Park Bancorp, Inc. Letterhead]

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.   20549

January 18, 2008

Re: Park Bancorp, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007
       Fie No. 000-20867

Dear Mr. Nolan:

     This is in response to your letter dated November 14, 2007 directed to Park Bancorp, Inc. in relation to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007.  The Securities and Exchange Commission (SEC) had four comments, which we address as follows (our responses to each comment are included below each comment in bold text):

Form 10-K for the Fiscal Year Ended December 31, 2006:

Note 2 – Securities, page F-15

1.
The SEC noted the disclosure on page F-17 that the unrealized losses  have not been recognized into income because the issuers of the securities are of high credit quality, management has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is largely due to increased market interest rates. The SEC would like to be provided with a comprehensive analysis describing the basis for concluding that the equity investments were not other than temporarily impaired as of December 31, 2006. The SEC would like the following addressed in the analysis for each security:

A. The nature of the investment, including issuer and terms.
The investment, the AMF Ultra Short Mortgage Fund (Fund), is a fixed income mortgage backed securities mutual fund managed by Shay Assets Management, Inc. since September 1991. The Company has held shares in the Fund since May 2001. The Fund invests primarily in short duration mortgage related securities (agency and non agency) and related instruments that are low risk securities qualifying under banking regulations. The Fund maintains a duration of approximately 1.0. The Fund typically owns approximately 100 different CUSIP identified securities. Each individual security is permissible for investment without specific limitation by national regulated banks, thrifts, and credit unions. The Company owns the Fund for the following reasons: 1.) to help protect the Company’s net interest margin in periods of rising rates, 2.) to provide a high level of current income on the funds invested, 3.) to utilize an investment that exhibits low price volatility, 4.) to maintain next day liquidity and the highest credit quality, and 5.) maintain a 20% risk-based capital weighting. Each of these parameters is reviewed periodically throughout each year against the performance of the Fund. The Fund has consistently performed as expected given interest rate conditions.

B. The individual security’s cost basis and market value as of December 31, 2006 and September 30, 2007.
The Company’s investment cost basis in the Fund was $9.90 per share and the market value was $9.67 per share as of December 31, 2006. The Company’s investment cost basis in the Fund was $9.89 per share and the market value was $9.62 per share as of September 30, 2007. The cost basis decreased due to the reinvestment of dividends.

C. The duration of continuous unrealized losses for each security in an unrealized loss position as of December 31, 2006.
The Company’s investment in the Fund has been in an unrealized loss position since September 30, 2003.

D. The severity of impairment for each security for each annual period for which the security was in a continuous unrealized position.
The unrealized loss position as of December 31, 2003 was $25,000, or 0.6%.
The unrealized loss position as of December 31, 2004 was $57,000, or 1.1%.
The unrealized loss position as of December 31, 2005 was $131,000, or 2.2%. The unrealized loss position as of December 31, 2006 was $143,000, or 2.3%.

E. How specifically the Company has considered the length of time and extent to which the market value has been less than cost.
The Company considers the Fund correlation to interest rate changes and its historical behavior in assessing the possibility of future recovery.

F. The correlation of the changes in the fair value of the security compared to the specific interest rate index to which the Company believes the security is closely related to over the period for which the security was in a continuous unrealized loss position.
The specific interest rate index that the Company believes the investment is closely related is the one year LIBOR rate and the current one year coupon Treasury note. To a lesser extent, the Fed Funds target rate is used for illustrative purposes. Attached is a chart titled AMF Ultra Short Mortgage Fund Average Monthly Yield, Daily NAV vs. Fed Funds Target Rate, and the changes in NAV over previous interest rate cycles.

G. The Company’s assumptions regarding expected interest rate movements and the impact on the security’s market value.
The Company anticipates rates to move lower over the next year based on the predictions of numerous economists. The Company anticipates the NAV of the Fund to increase accordingly, thus continuing its inverse relationship to the movement in the Fed Funds rate. This historical relationship has borne out since the Fund’s inception in 1991.  This expected trend is expected to positively influence the Fund’s value. With no significant change in the Fund’s objective or management style, the Company expects the Fund to continue to perform as it has in the past.

H. How the correlation between each security’s market value and interest rates has compared to your expectations and estimates.
The inverse correlation has affectively been on target between the NAV and the movement of the Fed Funds rate, one year LIBOR rate, and the current one year coupon Treasury note since the Company’s initial purchase date, as well as since the inception of the Fund over 16 years ago. The only material exceptions to this trend occurred in 1998 and recently since August 2007 as a result of the current credit market crisis. The current disruption to the correlation of market value and interest rates is due to the severe difficulties being experienced in the housing market, driven by the tightening of the credit and liquidity markets due to the sub prime contagion. This has caused spreads on all fixed income products to widen to levels not seen before with the exception of the collapse in 1998 of the Long Term Capital Management Fund. In 1998, the spreads returned to a normal trading range once the crisis was managed, and the same is expected to occur once this current credit crisis is resolved.

I. The Company’s estimate of the time period considered in evaluating its intent and ability to retain the investment to allow for anticipated recovery in market value, including the specific forecasted estimate of when the security’s market value should equal of exceed the cost basis.
The Company believes that if or when interest rates drop further, the Treasury curve remains positively sloped, and mortgage related investments return to a more normal trading range, the Fund will then begin to show price appreciation. The Company believes that within 12 months, significant recovery should take place. The Company affirms its intent to hold this security given its other sources of liquid assets, the Fund falls within Asset Liability guidelines and no equity pressures.

J. The Company’s basis for concluding that a recovery of market value is likely for equity securities, which would not appear to have contractual provisions for a return of your principal investment.
Please see the responses noted in items H and I above.

K. Other evidence the Company has considered, such as industry analyst reports, sector credit ratings, and volatility of the security’s fair value.
The investment has a S1+ (S1 = least volatile and S6 = most volatile) volatility rating as of October 17, 2006 from Standard & Poor’s Ratings Services. The investment has outperformed the Morningstar Ultrashort Bond category in annualized total returns for the last 1, 3, 5 and 10 years. The Fund has performed in the top 31% or better for each of the mentioned time periods. We have attached for the staff’s review and information a chart illustrating the performance of the AMF Ultra Short Mortgage Fund Return vs. Standard Deviation which shows that the Fund has generated these excess returns while taking approximately 30% less risk than the category average. A Morningstar analyst report is furnished each six months that validates the Fund’s superior risk adjusted returns. The Company performs an analysis quarterly as part of its financial reporting process.

L. At what point would the Company conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss and changes in interest rates.
The Company would conclude that the investment was other than temporarily impaired if the investment develops credit quality concerns that have been unprecedented in the market place such as agency mortgage backed securities or other high quality instruments defaulting. The Company would consider an asset to be impaired should the unrealized loss exceed 5%.

SAB topic 5M provides guidance on making other-than-temporary impairment decisions, and requires an evidence-based evaluation when an investment declines below cost.  It references the length of time that market value has been less than cost (duration of impairment) and the extent to which market value has been less than cost (severity of impairment). The Company follows the approach set forth in SAB topic 5M in its periodic evaluation of its investment in the Fund.

2.
In future filings please provide all of the disclosures required by paragraph 17(b) of FSP FAS 115-1. In addition, clearly disclose that you have the intent and ability to hold investments in an unrealized loss position until recovery of fair value or maturity. Please provide us with your proposed future disclosures using information as of December 31, 2006.

The Company believes that it has included the disclosures required by paragraph 17(b) of FSP FAS 115-1 in its period reports filed with the SEC since the date of the Agreement. Should the Company conclude that the impairment is other than temporary, it will make applicable disclosures in future filings.

Note 11 – Regulatory Agreement, page F – 25

3.
The SEC notes the Company’s disclosure of the Supervisory Agreement entered into with the Office of Thrift Supervision. Please describe for us the circumstances leading up to the agreement, including any specific issues noted in examinations. Describe and disclose in future filings the specific plans, policies, and procedures you implemented and plan to implement as a result of this agreement in addition to the timing of implementation.

The Company believes that the circumstances leading up to the Supervisory Agreement was a perceived weakness in certain of its policies and procedures as a result of the routine examination of the Bank by the OTS. The Company believes that it has taken the appropriate actions necessary to address the concerns in the Supervisory Agreement. A description of the Supervisory Agreement has been included in the Company’s Form 10-Q for each of the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007. The Supervisory Agreement will remain in effect until terminated, modified or suspended in writing by the OTS and will continue to be noted in future Form 10-Q and Form 10-K  filings until such time. As requested, we will describe and disclose in future filings the specific plans, policies, and procedures the Company has implemented and any additional plans it implements in the future as a result of the Agreement as well as the anticipated timing of such implementation.

4.
Please provide the SEC with a comprehensive description of the adopted revised policies for the classification of assets, loan underwriting, and allowance for loan and lease loss. Please tell us how you considered the policy revisions in concluding that whether there were changes in internal controls over financial reporting during the periods in which the policies were implemented that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

The Company has adopted revised policy for the classification of assets, which includes the allowance for loan and lease losses, and a loan policy addendum which includes the loan underwriting, which we have provided supplementally for the staff’s review and information. The policy revisions had no impact on the Company’s financial statements or internal controls relating to financial reporting. Accordingly, the Company determined that there was no change in internal control over financial reporting during the periods in which the policies were implemented that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filing.  The Company also understands that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing.  In addition, the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to call me with questions at (773) 884-5522 or e-mail spokrak@parkfed.com.

Sincerely,

/s/Steven J. Pokrak
Steven J. Pokrak
Chief Financial Officer

Ticker: ASARX

(9/18/1991 - 9/30/2007)

AMF Ultra Short Mortgage Fund Average Monthly Yield
AMF Ultra Short Mortgage Fund Daily NAV
Fed Funds Target Rate
M/D
Date of Rate Change
Fed Tightening
Fed Tightening
Fed Tightening
Fed Tightening
Yield Sept. 07 5.34%
Fed Target 9/30/07 4.75%
6/29
5/10
3/28
1/31
12/13
11/01
NAV 9/30/07 9.62
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
$10.50
$10.25
$10.00
$9.75
$9.50
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

THIS MATERIAL IS FOR USE BY INSTITUTIONAL INVESTORS ONLY and may not be distributed or redistributed to retail investors. THIS MATERIAL IS NOT AUTHORIZED FOR DISTRIBUTION UNLESS PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS. The inception date of the AMF Ultra Short Mortgage Fund is 09/18/91. As of 09/30/2007, SEC Standardized Returns for the AMF Ultra Short Mortgage Fund for 1 year, 5 years, 10 years and since inception were 4.56%, 2.80%, 4.06%, and 4.60%, respectively. The performance data represents past performance and does not guarantee future results. Current performance may be higher or lower than the performance data quoted. The most recent month-end data can be found at www.amffunds.com or by calling (800)527-3713. As of March 1, 2007, annual operating expenses for the AMF Ultra Short Mortgage Fund as a percentage of average net assets were .76%. The Adviser and the Distributor voluntarily waived .20% and .10% of their fees, respectively, so that total fund operating expenses were .46%. The Adviser and Distributor expect to continue these waivers throughout the year, but are not obligated to do so. If these fee waivers were rescinded, performance would be reduced. The AMF Ultra Short Mortgage Fund is not a money market fund. Investments made in the Fund as an alternative to Fed Funds may result in a loss. Federal Funds are reserve balances at Federal Reserve Banks that depository institutions can lend to one another. The most common federal funds transaction is an overnight, unsecured loan between two financial institutions. The Fed Funds Target Rate is determined by a vote of the Federal Reserve's Open Market Committee. The principal value of investments made in Fed Funds is assumed to remain constant. Read the prospectus carefully before you invest or forward funds. Investors should consider the Fund's investment objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other investment information about the Fund.
Source: Bloomberg L.P.

PE01R1-histynvft_arm|10152007

SHAY

AMF Ultra Short Mortgage Fund
Return vs. Standard Deviation

5 years
(ending September 30, 2007)
10 years
(ending September 30, 2007)
Annualized Total Returns
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
0.00%
0.50%
1.00%
1.50%
2.00%
2.50%
3.00%
2.80%
0.62
2.61%
0.90
4.06%
0.69
3.85%
0.99
AMF Ultra Short Mortgage Fund
Morningstar Ultrashort Bond Category
Annualized Standard Deviation of Monthly Returns
Annualized Standard Deviation of Monthly Returns

THIS MATERIAL IS NOT AUTHORIZED FOR DISTRIBUTION UNLESS PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS. The inception date of the AMF Ultra Short Mortgage Fund is 09/18/91. As of 09/30/2007, SEC Standardized Returns for the AMF Ultra Short Mortgage Fund for 1 year, 5 years, 10 years and since inception were 4.56%, 2.80%, 4.06%, and 4.60%, respectively. The performance data represents past performance and does not guarantee future results. Current performance may be higher or lower than the performance data quoted. The most recent month-end data can be found at www.amffunds.com or by calling (800)527-3713. As of March 1, 2007, annual operating expenses for the AMF Ultra Short Mortgage Fund as a percentage of average net assets were .76%. The Adviser and the Distributor voluntarily waived .20% and .10% of their fees, respectively, so that total fund operating expenses were .46%. The Adviser and Distributor expect to continue these waivers throughout the year, but are not obligated to do so. If these fee waivers were rescinded, performance would be reduced. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Mutual Funds that invest in securities issued by the U.S. Government or its Agencies are not insured by the U.S. Government, the FDIC or any other government agency. Standard Deviation is a statistical measure of dispersion about an average, which for a mutual fund, depicts how widely the returns varied over a certain period of time. Morningstar computes standard deviation using the trailing monthly total returns for the appropriate time period. All of the monthly standard deviations are then annualized. Read the prospectus carefully before you invest or forward funds. Investors should consider the Fund's investment objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other investment information about the Fund.
Source: Morningstar, Inc.

SHAY